FELTL AND COMPANY
225 SOUTH SIXTH STREET
SUITE 4200
MINNEAPOLIS, MN 55402
November 24, 2006
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attn:	Ms. Carmen Moncada-Terry
Division of Corporation Finance
WIRELESS RONIN TECHNOLOGIES, INC.
Registration Statement on Form SB-2 (File No. 333-136972)
Dear Ms. Moncada-Terry:
     Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on November 27, 2006 at 11:00 a.m., Eastern Standard Time, or as soon thereafter as practicable.
     In accordance with Rule 460 and Rule 418(a)(7) of the General Rules and Regulations under the Securities Act, we advise you that the preliminary prospectus dated October 30, 2006 was distributed commencing October 30, 2006 and through the date of this letter as follows:

Distributee:	Number of Copies:
Potential Members of the Underwriting Group	138

Dealers	210

Institutions	54

Statistical & Publicity	0

Individuals	1743

Issuer (the Company)	10

Remain on hand	3845

     We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to dealers who will participate in the distribution of the securities registered thereunder.
     The undersigned also confirms that we and any participating dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.
     The underwriting arrangements have been described to the National Association of Securities Dealers, Inc. (the “NASD”) and the NASD has advised us in a letter dated November 20, 2006 that they have no objection to the underwriters’ compensation and other underwriting arrangements.
     If you have questions or comments regarding this request, please call William M. Mower (612-672-8358) or Alan M. Gilbert (612-272-8381) at Maslon Edelman Borman & Brand, LLP.

Very truly yours,

Feltl and Company, Inc.

By	/s/ John C. Feltl

John C. Feltl

cc:	H. Roger Schwall
Assistant Director